Directors: RP Edey (British) (Chairman) \ Dr TJ Motlatsi (Deputy Chairman) \ M Cutifani (Australian) (Chief Executive Officer) \ FB Arisman (American) WA Nairn \ Prof WL Nkuhlu \ SM Pityana \ S Venkatakrishnan (British)
Company Secretary: L Eatwell
AngloGold Ashanti Lim ited \ Reg. No.1944/017354/06
76 Jeppe Street \ Newtown \ 2001 \ P O B ox 62117 \ Marshalltown \ 2107 \ South Africa
Tel +27 (0)11 637 6000 \ Fax +27 (0)11 637 6624 \ Website: www.AngloGoldAshanti.com
November 25, 2009

Cecilia Blye
Chief, Office of Global Security Risk
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E., Washington, D.C. 20549-3628

Pradip Bhaumik
Special Counsel, Office of Global Security Risk
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E., Washington, D.C. 20549-3628

Re:      AngloGold Ashanti Limited
           Form 20-F for the Fiscal Year Ended December 31, 2008
           Filed May 5, 2009
           File No. 1-14846

Ladies and Gentlemen:

Further to our letter of November 17, 2009, we have been advised by our South African counsel that we require the consent of the South African Minister of Trade and Industry under the Protection of
Businesses Act 99 of 1984 in order to respond to your requests for information contained in your
November 13, 2009 letter to us. Our South African counsel has made application to the Minister on our behalf and has been following up with Minister's office. We have instructed our counsel to continue to follow up with the Minister but cannot predict when a response will be forthcoming. We will be in a

Sincerely yours,

/s/ MARK CUTIFANI

MARK CUTIFANI
CHIEF EXECUTIVE OFFICER

cc:     Roger Schwall, Assistant Director, Division of Corporate Finance
           United States Securities and Exchange Commission, 100 F Street, N.E., Washington,
           D.C. 20549-3628